Exhibit (a)(3)

April 30, 2019

RE: Liquidation Opportunity for New York City REIT, Inc.

Dear Shareholder,

Congratulations! Now you can sell your shares of common stock of New York City REIT, Inc. (the “REIT”) for $13.61 per share in cash. Comrit Investments 1, LP (the “Purchaser”) is offering to pay you cash by purchasing up to 1,600,000 shares of the REIT’s common stock. But this offer expires on June 21, 2019, so you must act soon.

Based on the REIT’s public filings, including the statements below, we believe that shareholders’ liquidity is extremely limited. Specifically, the REIT’s filings say:

•                  No public market currently exists, or may ever exist, for shares of the REIT’s common stock and the REIT’s shares are, and may continue to be, illiquid.

•                  While the REIT has adopted a share repurchase program (“SRP”), the SRP is currently suspended.

This offer will:

•                  Allow you to take advantage of this opportunity to receive cash for your investment.

•                  Eliminate the uncertainty of holding shares that currently have no liquid trading market.

•                  Provide you with more control over your investments and your money today.

The Purchaser is not affiliated with the REIT or its management. The Purchaser and its affiliates currently beneficially own approximately 186,433 shares of the REIT’s common stock, or approximately 0.6% of the common stock outstanding.

If you are interested in this opportunity, please carefully review the included Offer to Purchase and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The full Offer to Purchase and other related documents are also available for review at www.cttauctions.com/offerdisclosures.

If you act today, you can take part in this opportunity. The Purchaser will mail your check within three business days after the REIT confirms the transfer of shares.

If you choose to sell your shares to the Purchaser, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,
Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:
Ziv Sapir, Chief Executive Officer